SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. -)*
CNB Financial Services, Inc.
(Name of Issuer)
Common Stock - $1 par value per share
(Title of Class of Securities)

12613 N 10 3
(CUSIP Number)

Rebecca S. Stotler, CNB Bank, Inc. 101 South Washington Street
Berkeley Springs, WV 25411
304-258-1520
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 24, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12613 N 10 3

1	NAMES OF REPORTING PERSONS Deborah Dhayer XXX-XX-XXXX

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		44,370

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		44,370

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	44,370

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) m 9.95% based on 445,848 shares outstanding as of July 24, 2009

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
     Common stock, $1.00 par value per share, CNB Financial Services, Inc. 101 South Washington Street, Berkeley Springs, WV 25411
Item 2. Identity and Background
     (a) (b) (c) This statement is being filed by the Reporting Person. The principal address of the Reporting Person is 3077 Valley Road, Berkeley Springs, WV 25411. The Reporting Person is the Corporate Vice President for Eddie’s Tire Service, 3077 Valley Road, Berkeley Springs, WV 25411.
     (d) (e) This statement is being filed by the Reporting Person. The reporting person has not been convicted in a criminal proceeding during the last five years nor has the reporting person been a party to any civil proceeding dealing with federal or state securities laws during the last five years.
     (f) The reporting person’s citizenship is the United States.
Item 3. Source and Amount of Funds or Other Consideration.
        Non applicable
Item 4. Purpose of Transaction
     The reporting person has received these shares as a result of the retitling of issuer’s common stock from reporting persons, D. Louise Stotler and Deborah Dhayer.
Item 5. Interest in Securities of the Issuer
     The reporting person holds 44,370 shares of common stock of the issuer which is 9.95% of the 445,848 shares outstanding as of July 24, 2009. The reporting person has sole voting and dispositive powers for the 44,370 shares of common stock being held.
Transactions for the account of Deborah Dhayer in the past 60 days:

Date of Transaction	Nature of Transaction	Number of Shares	Price per Share

7-24-09	Transfer	44,370	N/A
Item 6
        Non applicable
Item 7
        Non applicable

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2009	/s/ Deborah Dhayer
Signature